Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Amendment No.4 to the Registration Statement of Bowen Acquisition Corp and its wholly owned subsidiary (the “Company”) on Form S-4 of our report dated March 29, 2024, with respect to our audit of the Company’s consolidated financial statements as of December 31, 2023 and related consolidated statements of operations, stockholders’ equity, and cash flows for the period from February 17, 2023 (inception) to December 31, 2023, which appears in this Registration Statement on Form S-4. Our report contained an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

We also consent to the reference to our Firm under the caption “Experts” in such Prospectus.

/s/ UHY LLP

New York, New York

December 5, 2024